October 23, 2019

Robert Malasek
Chief Financial Officer
AXIM Biotechnologies, Inc.
45 Rockefeller Plaza
20th Floor, Suite 83
New York, NY 10111

       Re: AXIM Biotechnologies, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed April 8, 2019
           File No. 000-54296

Dear Mr. Malasek:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 15. Exhibits, Financial Statement Schedules, page 20

1. You disclose a May 11, 2015 license agreement with CanChew Biotechnologies, LLC, whom you have disclosed on page 20 is a related party. It appears that a significant amount of your research and development activities may be derived from intellectual property included in this license agreement, including development activities that may be included in your September 3, 2018 Letter of Intent or subsequent agreements with
      Impression Health Limited. These agreements do not appear to have been filed as exhibits. Please confirm to us that you will file these agreements as exhibits, or provide your analysis demonstrating why you do not consider these agreements to be material contracts under Regulation S-K, Rule 601(b)(10).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Robert Malasek
AXIM Biotechnologies, Inc.
October 23, 2019
Page 2

       You may contact Rolf Sundwall at 202-551-3105 or Kevin Vaughn at 202-551-3494 if
you have any questions.



FirstName LastNameRobert Malasek                       Sincerely,
Comapany NameAXIM Biotechnologies, Inc.
                                                       Division of Corporation
Finance
October 23, 2019 Page 2                                Office of Life Sciences
FirstName LastName